UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 21 (July 21, 2023)

Everest Consolidator Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41100	86-2485792
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4041 MacArthur Blvd Newport Beach, California		92660
(Address of Principal Executive Offices)		(Zip Code)

(949) 610-0835

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Warrant	MNTN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	MNTN	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MNTN WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, on May 19, 2023, Everest Consolidator Acquisition Corporation (“SPAC” or the “Company”) and Everest Consolidator Sponsor, LLC, a Delaware limited liability company, entered into a business combination agreement (the “Business Combination Agreement”) with Unifund Financial Technologies, Inc., a Delaware corporation (“New PubCo”), Unifund Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New PubCo (“Merger Sub”), Unifund Holdings, LLC, a Delaware limited liability company (“Holdings”), Credit Card Receivables Fund Incorporated, an Ohio corporation (“CCRF”), USV, LLC, an Ohio limited liability company (collectively,  “Unifund”).

On July 21, 2023, the Company issued a press release announcing the signing of the Business Combination Agreement. The Company further announced the publication of a presentation to be distribution to investors in connection with the proposed business combination (the “Business Combination”).

Copies of the press release and investor presentation are attached to this Current Report on Form 8-K as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Participants in the Solicitation

Everest, Unifund and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Everest’s stockholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus. For information regarding Everest’s directors and executive officers, please see Everest’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by Everest and New PubCo from time to time with the Securities and Exchange Commission (the “SEC”). Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the future financial condition and performance of Unifund and the expected financial impacts of the Business Combination (including future revenue and pro forma enterprise value) on Unifund and its platforms, markets, expected future growth and market opportunities. Unifund’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. When used in this press release, the words “estimate,” “project,” “budget,” “expect,” “anticipate,” “forecast,” “plan,” “intend,” “believe,” “seeks,” “may,” “will,” “could,” “predicts,” “potential,” “should,” “future,” “propose,” “continue,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Although these forward-looking statements are based on assumptions that Unifund and Everest believe are reasonable, these assumptions may be incorrect and are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond Unifund’s or Everest’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the availability of and our ability to purchase receivable portfolios at favorable prices; (ii) intense competition of other purchasers of charged-off accounts, third party collection agencies or other financial service companies; (iii) our ability to replace or purchase portfolios of charged-off accounts at favorable prices in sufficient amounts; (iv) an increase of certain insolvency proceedings and bankruptcy filings involving liquidation; (v) the concentration of our portfolio purchases with a limited number of sellers (vi) the reliability of our statistical models used to project remaining cash flows from our charged-off accounts; (vii) our ability to successfully pursue collections; (viii) each of our partners’ compliance with the agreements we enter into; (ix) the substantial debt we have incurred and our ability to generate sufficient cash to service our indebtedness and fund our working capital; (x) the parties’ ability to consummate the Business Combination, including Everest and Unifund being able to receive all required regulatory, third-party and shareholder approvals for the Business Combination; (xi) the anticipated benefits of the Business Combination, including the potential amount of cash that may be available to New PubCo upon consummation of the proposed Business Combination and the use of the net proceeds following the redemptions; (xii) the anticipated timing of the Business Combination; (xiii) Unifund’s expectation that New PubCo Common Stock will be accepted for listing on Nasdaq following the closing of the proposed Business Combination; (xiv) the financial and business performance of Unifund, including Unifund’s anticipated results from operations in future periods; (xv) the impact of macroeconomic factors, including health epidemics, such as the COVID-19 pandemic, rising inflation and interest rates and global conflict and the actions Unifund may take in response thereto; (xvi) the stability of the financial and capital markets; (xvii) other current estimates and assumptions regarding the Business Combination and its benefits; such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change; (xviii) the amount of any redemptions by existing holders of Everest Class A common stock being greater than expected, which may reduce the cash in Trust Account available to Unifund upon the consummation of the Business Combination; (xix) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; (xx) potential future litigation, including the outcome of any legal proceedings that may be instituted against Everest or Unifund following announcement of the Business Combination Agreement; (xxi) the risk that the announcement and consummation of the Business Combination disrupts Unifund’s current plans; (xxii) the ability to recognize the anticipated benefits of the Business Combination; (xxiii) unexpected costs related to the Business Combination; (xxiv) legislative, political or economic developments; (xxv) the need to obtain permits and comply with laws and regulations and other regulatory requirements; and (xxvi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Everest’s other filings with the SEC. Neither Everest nor Unifund gives any assurance that any of Everest, Unifund or the combined company will achieve expectations.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Everest’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by Everest from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty, and bank failures. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and Unifund and Everest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities and other applicable laws.

Non-Solicitation

This Current Report shall not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibits

99.1	Press Release dated July 21, 2023

99.2	Investor Presentation dated July 21, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everest Consolidator Acquisition Corporation

Date: July 21, 2023	By:	/s/ Adam Dooley
	Name:	Adam Dooley
	Title:	Chief Executive Officer